SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	January 8, 2004

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso shares subscribed under 1997 bonds with warrants

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that a total of 27 000 new Stora Enso Series R shares have been subscribed under the terms of the bonds with warrants issued to members of the senior management on 10 April 1997. Enso Oy’s Annual General Meeting approved the option programme on 7 April 1997. According to the terms of the option programme, the exercise period is 1 December 1998 to 31 March 2004, during which a maximum of 3 000 000 new Stora Enso Series R shares may be subscribed at a subscription price of FIM 45.57 (about EUR 7.66) each. Following the share capital increase, a further 762 000 Series R shares may be subscribed under the Stora Enso option programme for management (1997).

Breakdown of shares following the increase:

A shares	181 211 080
R shares	683 078 419
Total	864 289 499
New share capital	EUR 1 469 292 148.30

The issue of new shares will increase the company’s share capital by EUR 45 900 to EUR 1 469 292 148.30 and the total number of shares issued to 864 289 499 comprising 181 211 080 Series A shares and 683 078 419 Series R shares. The increase in share capital was registered in the Finnish Trade Register on 8 January 2004 and the new shares will be eligible for trading on the Helsinki Exchanges from 9 January 2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: January 8, 2004